TANZANIAN GOLD

CORPORATION

CONNECTICUT OFFICE:VANCOUVER OFFICE:

PO Box 577 #202, 5626 Larch Street

Sherman, CT Vancouver, BC

U.S.A. 06784 Canada V6M 4E1

Phone: 1.844.364.1830 Toll Free: 1.844.364.1830

Fax: 1.860.799.0350

www.tangoldcorp.com

ANNOUNCING STEPHEN MULLOWNEY – WELCOMED AS CHIEF EXECUTIVE OFFICER OF TANZANIAN GOLD CORPORATION

For Immediate ReleaseDecember 1, 2020

Vancouver, BC – Tanzanian Gold Corporation (TSX: TNX)(NYSE MKT:TRX) (the “Company”) is pleased to announce and welcome Mr. Stephen Mullowney, CPA, CA, CFA as Chief Executive Officer (CEO) of Tanzanian Gold Corporation, and he has simultaneously accepted an appointment to the Board of Directors of the Company, pending the approval of the expansion of the Board of Directors at the 2021 Annual General Meeting.

Mr. Mullowney is a former Partner and Managing Director of PricewaterhouseCoopers LLP (PwC) and PWC Canada’s mining deal leader. Stephen has an extensive mining background, working with miners, Governments, and institutional investors across the world and supporting them in making key strategic business, financing, and policy decisions. The breadth of Stephen’s background, skills, education, experience and innate abilities allows him to see all sides of issues and consider all interests in framing and achieving amicable, successful, and profitable solutions to complex issues. He maintains relationships committed to trust and integrity in all of his interactions. Stephen brings highly qualified professional executive leadership to the Company, which is fresh and innovative, through a comprehensive understanding and state of the art knowledge of mining, together with dynamic financial prowess, and executive leadership in the mining industry.

“I am pleased and enthusiastic to join Tanzanian Gold Corporation as it moves from being a junior gold mining operation toward a large-scale commercial gold mining enterprise. I look forward to and welcome the opportunity to work with our corporate team, our strong technical team, and our Joint Venture partner, STAMICO.  We have significant and profitable prospects and opportunities for our Company and Tanzania. I eagerly accept this leadership role, and am purpose driven to continue, grow, and assist in propelling the Company toward significantly greater success. I look forward to using my skills and abilities in the achievement of our goals for success.” said Stephen Mullowney, Chief Executive Officer.

Mr. Mullowney’s extensive breadth of experience and corporate agenda:

Capital Markets: He has executed over 60 capital raise and mergers & acquisitions mandates with an aggregate value exceeding $15 billion, as both an advisor and asset manager. His relationships in industry and finance in planning and achieving goals is exceptional and has resulted in his numerous and extraordinary Capital Market successes.

Miners: Stephen has advised companies and boards on: (i) strategy; (ii) Government relations; (iii) project finance and capital raises; (iv) restructurings; (v) off-take financing; (vi) joint venture contracts; and (vii) mergers & acquisitions. The breadth of his perspective allows him to see and understand competitors, which will afford the Company a vital competitive edge in the fast-paced mining industry.

Governments: His experience includes: (i) joint venture negotiations; (ii) tender process development; and (iii) stakeholder mapping and analysis. His depth of understanding of all interested parties has resulted in a proven track record in the performance of goals. He maintains relationships with sovereigns, stakeholders, investors, and Boards of Directors for amicable, realistic and appropriate solutions in mining operations in host nations.

Financial Institutions: Stephen has assisted major financial institutions in the development of their mining investment strategy. His education, background, and experience demonstrate his financial prowess.  His accomplishments are numerous and outstanding.

His assignments have included clients located across all major territories, including North and South America, Europe, Australia, Africa, the Commonwealth of Independent States (CIS), Russia, China, India, and Japan. Stephen has a global perspective, enabling him to understand and appreciate differing cultures from a business transaction perspective. His proven global track record in the performance of goals is exemplary and revealed through his outstanding achievements in everything he undertakes.

Executive Management:  Stephen has a respected reputation as a top-level mining executive. He is an experienced, skilled, successful executive, and inimitable negotiator for corporate interests. His leadership establishes a vital, functioning, highly motivated corporate team characterized by efficiency, integrity, and success. Stephen is known for his adaptability and decisiveness if emergent operational needs require swift action. His impeccable executive management skills, innate authenticity, and incomparable integrity inspire teamwork as a model for overall corporate performance. He is a passionate achiever of goals, possesses realistic vision, and the decisiveness necessary for a successful commercial gold mining enterprise. His executive style is characterized by realistic optimism, and collaboration in the creation of a high functioning, integrated, and successful corporate environment.

Corporate Agenda: The Company requires Stephen’s mining, financial, and executive expertise for leadership. His agenda will establish long term strategic business and financial planning, structuring and leading the executive and operational teams, negotiating vital corporate interests, establishing long term budgeting together with monitoring costs, and setting the agenda for overall corporate operations and asset management. Among his strengths is the ability to consider all aspects of cause and effect in decision making, including budgetary outcomes and necessary adjustments. He requires corporate, operational, and financial accountability.

“Stephen Mullowney is the epitome of a great mining executive and stalwart financial leader. Stephen has the background, experience, technical knowledge, and intrinsic know-how to lead our Company. He is the consummate high achiever who manifests successful results in every endeavour he undertakes. Stephen is esteemed for his ability to get things done, motivate others with an ever-present positive outlook, and goal oriented successful results. His ability to understand interests from within and outside of corporations, sovereign and business entities is a hallmark of his extensive career. Our Buckreef Project is becoming a world class gold mine, and we need the best executives to lead us to that outcome. We heartily welcome Stephen as our new CEO and are thrilled, delighted, and deeply gratified to have him onboard.” said James E. Sinclair, Executive Chairman.

Thank you in welcoming Stephen Mullowney as CEO and member of the Board of Directors of Tanzanian Gold Corporation.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation is building a significant gold project at the Buckreef site in Tanzania that is based on an expanded resource base and the treatment of its mineable reserves in two stand alone plants. An ongoing drill program has, to date, more than doubled the size of Measured and Indicated Resources to 2.036 million ounces. Exploration mining targets determined in accordance with NI 43-101 have the potential to add up to another 2 million ounces. The Company commenced production from oxides in June 2020 at a new oxide plant and is now anticipating government approval for an expanded oxide plant to the level of 40tph.

Tanzanian Gold is advancing on three value-creation tracks:

1.Strengthening its balance sheet from expanding near-term production of gold to the range of 15,000 oz. -20,000 oz. of gold production per year from processing oxides;

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled, targeting annual gold production of 150,000 to 175,000 oz.; and

3.Continuing with a drilling program to further test the potential of its resource base by: (i) drilling at ultra-deep levels; (ii) drilling new oxide targets; (iii) infill drilling to upgrade ounces currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Respectfully Submitted,

James E. Sinclair, Executive Chairman

For further information regarding Tanzanian Gold Corporation please visit our website at:  www.tangoldcorp.com or for further or additional information, please contact

Michael Martin, Investor Relations at:  m.martin@tangoldcorp.com

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The Toronto Stock Exchange and NYSE American LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We may use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F for more information concerning these risks, uncertainties, and other factors.  Such forward-looking statements include, but are not limited to, that the Company will be able to build shareholder value, that the Company will be successful in its expansion at the Buckreef project, that it will be able to build a mine, and that the Company will be able to achieve positive cash flow.